Exhibit 1.6

America’s Top Builders Manage Explosive Growth; Prepare for Market Change with Pivotal

Top CRM software developer shows off leading systems, provides educational lecture and hosts builder/homebuilder supplier networking event at 2006 International Builder’s Show

FOR IMMEDIATE RELEASE

Vancouver, BC – January 3, 2006 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that it plans to show off leading CRM software products for homebuilders and homebuilder suppliers, provide educational lectures and bring builders and their manufacturing suppliers together for an intimate networking event with New Home Technologies during the 2006 International Builders’ Show in Orlando, Florida, January 11 through 14.

Attendees will learn how to remain focused on the homebuyer experience while managing explosive housing market growth and preparing for changing market conditions during an educational presentation on Friday, January 13 at 4:00 pm EST titled ‘The Customer for Life Experience - Bringing Efficiencies to the Process’. Homebuilding CRM experts including Steven Lewkowitz, professional services director, Pivotal Corporation and Elizabeth Cross, director of marketing, Boca Developers will share their experiences on why this concept is beneficial to homebuilding organizations and the prospect/customer, and how it will increase revenue and customer satisfaction.

Builder and homebuilder supplier attendees can also visit Pivotal for live demonstrations of both Pivotal Homebuilder Front office, the industry’s leading homebuilder CRM package and Pivotal 5.7, Pivotal’s flagship CRM suite for America’s manufacturing organizations.

Builders and their suppliers will come together to kick off the show at an intimate networking event co-hosted by Pivotal and New Home Technologies at the Orlando Peabody Hotel January 10 at 7:30 pm EST.

To learn more, please visit www.pivotal.com or visit Pivotal at booth Booth 4791 Tech Expo, West Hall for a live demonstration during the conference.

About Builder Homesite and New Home Technologies

Builder Homesite, Inc., a consortium of 35 of the nation’s largest homebuilders, is today’s leading marketing and technology solutions provider for the home building industry. Its growing range of products and services are revolutionizing the way homes are marketed on the Internet. In 2002, Builder Homesite launched its first product, NewHomeSource.com, a consumer website offering the Internet’s most comprehensive information and selection of new homes. In 2004, Builder Homesite formed New Home Technologies, a subsidiary consortium of new homebuilders and product suppliers, to create an integrated and standardized online new home design options management portal. Today Builder Homesite is continuing to extend its Internet technology expertise into new industries. For more information, go to www.newhometechnologies.com.

About Pivotal Homebuilder Front Office

Pivotal Homebuilder Front Office features industry-specific sales, marketing and service functionality, extensive integration to Microsoft Office, including Outlook, and a user-friendly application with workflow designed to meet the way homebuilders operate. With these capabilities, sales agents are able to capture prospect information and access information on available homes, building status, pricing and options. In addition, a built-in financial calculator helps agents quickly compile scenarios that take into account different fees including mortgage fees, tax schedules, and down payments, which can then be incorporated into contracts that can be revised as the sale progresses. Customer care representatives can access a comprehensive repository of customer information, review the home history, and manage the complete service cycle, including assigning contractors, tracking service requests, monitoring service quality and tracking contractor and supplier charge-backs.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website www.cdcsoftware.com. .

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the mobile capability of Pivotal software and the ability of Pivotal software and services to help builders remain focused on the homebuyer experience while managing explosive housing market growth and preparing for changing market conditions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.